UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2010

Commission File Number: 000-30134

CDC CORPORATION

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(Translation of Registrant’s name into English)

Cayman Islands

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(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

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(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    [X] Form 20-F     [    ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     [    ] Yes     [X] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

An Annual General Meeting of the Shareholders, as adjourned, (the “AGM”) of CDC Corporation (the “Company”) was held at 11/F ING Tower, 308 Des Voeux Road, Central Hong Kong on Friday, June 4, 2010 at 11:00 a.m. (HKT). The meeting had been adjourned to such date and time pursuant to the Company’s Amended and Restated Articles of Association because a quorum was not present at the meeting of shareholders held on Friday, May 28, 2010. The AGM was attended by a representative from BNY Mellon Shareowner Services, the Company’s transfer agent and inspector of elections for the AGM. The AGM was presided over by Mr. Carrick John Clough, an independent member of the Board of Directors of the Company (the “Board”).

The following matters were considered and passed at the AGM:

1.	Mr. Carrick John Clough was elected as a Class I Director to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2012;

2.

The Company’s audited financial statements and the reports of Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2008 were ratified by the shareholders;

3.

The selection of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the year ended December 31, 2009 and the authorization of the Audit Committee of the Board to set Deloitte’s remuneration were ratified by the shareholders;

4.

The amendment to the Company’s Amended and Restated Articles of Association (the “Amended Articles”) to permit the Board to authorize the repurchase of the Company’s class A common shares, par value $0.00025 per share (“Common Shares”), by the Company without shareholder approval was approved by the shareholders;

5.

The amendment to the Company’s Amended and Restated Memorandum of Association (the “Amended MOA”) to effect a reverse share split (consolidation) of the issued and outstanding Common Shares on the basis that every three (3) issued and unissued Common Shares would be consolidated into one (1) Common Share (the “Reverse Split”) was approved by the shareholders;

6.	The implementation of the Reverse Split was approved by the shareholders;

7.

The amendment to the Company’s 2005 Stock Incentive Plan, as amended (the “2005 Plan”) to permit the Compensation Committee or the Board to amend (including but not limited to the exercise price of any Award (as defined in the 2005 Plan)), cancel, substitute, replace, re-grant and/or re-price any Award granted or to be granted under the 2005 Plan or any other incentive plan, without shareholder approval was approved by the shareholders; and

8.

The amendment to the 2005 Plan to amend Section 5 of the 2005 Plan to increase the maximum number of Options or SARs which may be awarded to any Grantee (each such as defined in the 2005 Plan) during any annual period during the term of the 2005 Plan from 1,000,000 to 5,000,000 was approved by the shareholders.

No other matters came before the AGM for shareholder action.

Exhibit	Description

1.01	Press release dated May 26, 2010 CDC Global Services Implements its Catalyst XPS Solution at a Leading Medical Equipment Manufacturer
1.02	Press release dated April 9, 2010 CDC Games Launches East Fantasy
1.03	Press release dated March 24, 2010 CDC Games Begins Final Closed Beta Testing of East Fantasy
1.04	Press release dated March 10, 2010 CDC Corporation, its Subsidiaries and Officers Have Purchased an Aggregate Total of Approximately 2.8 Million Shares of CDC Common Stock since January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2010

CDC CORPORATION

By: /s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated May 26, 2010 CDC Global Services Implements its Catalyst XPS Solution at a Leading Medical Equipment Manufacturer
1.02	Press release dated April 9, 2010 CDC Games Launches East Fantasy
1.03	Press release dated March 24, 2010 CDC Games Begins Final Closed Beta Testing of East Fantasy
1.04	Press release dated March 10, 2010 CDC Corporation, its Subsidiaries and Officers Have Purchased an Aggregate Total of Approximately 2.8 Million Shares of CDC Common Stock since January 2008